Nexeon MedSystems, Inc.

Patent Portfolio Valuation

Jack Lu, PhD, CFA

November 9, 2016
Date

HIGHLY CONFIDENTIAL

NATURE OF INVOLVEMENT

- I have been retained as a consulting expert by Nexeon MedSystems, Inc., a Nevada corporation ("Nexeon" or "NXNV"), to provide opinions regarding the valuation of a patent portfolio in medical devices and treatment technologies. These patents teach various apparatuses and methods for performing diagnostic and therapeutic procedures in vessels and other body lumens and on damaged tissues, among others.
- The patented technologies can be adopted by many medical applications, such as vascular access in hemodialysis and in treatment of peripheral artery disease (PAD); renal stenting and filtration; photoactivated precision medicine; drug delivery for various other therapeutic procedures; and treatment of damaged tissues, nerve pathway, and infarcted myocardium.
- This presentation contains major conclusions generated from my research and analysis conducted so far. The research and analysis is based primarily on publicly available information, in addition to certain documents provided by Nexeon. I reserve the rights to revise or otherwise change the analysis, modeling and conclusions as further research is conducted and more data/information becomes available.
- The analyses and conclusions presented in this report are prepared solely for the purpose of financial reporting by Nexeon, and should not be used for any other purposes.

CREDENTIALS

- I am the Founding Partner and Chief Economist of Intellectual Property Market Advisory Partners, LLC ("IPMAP"). IPMAP conducts economic and financial analysis for a wide variety of clients across a number of industries. My expertise includes business valuation, intellectual property valuation, competition assessment, and market analysis. I have substantial experience in economic research and financial modeling for IP management, monetization and litigation, and have helped clients in developing and implementing IP investment and divestiture strategies across major technology-intensive industries.
- I am also an active researcher and publisher. My studies in intellectual property, patent markets, financial markets and other economic issues have been published by the Council on Foreign Relations, Cambridge University Press, Business Economics, Intellectual Asset Management (IAM) Magazine, Licensing Economics Review, and Les Nouvelles, the Journal of the Licensing Executives Society (LES) International. I have spoken at various IP forums organized by Duke Law School, LES, London IP Summit, and other entities, and my comments have appeared in CFA Magazine, Licensing Economics Review, and LES Insight. My most recent research can be found at my SSRN author page at http://ssrn.com/author=230071 .
- After receiving my B.E. in electrical engineering and M.Ph. in technology management, I studied economic policy and received my PhD from the University of Texas at Austin. I am a Chartered Financial Analyst (CFA) charter holder, and a member of CFA Institute, National Association for Business Economics, and Licensing Executives Society. I have been actively involved in the activities of the organizations, including most recently serving on the Executive Committees of 2011 and 2014 LES High Tech Royalty Survey. A copy of my professional resume is available upon request.

OPINIONS: A Summary

IP MAP

The likely scenarios of valuation for the 36 patent assets held by Nexeon are summarized in Table 1:

Table 1. Valuation Summary: Nexeon Portfolio

USD in million	Valuations
Lower Bound	$4.60
Upper Bound	$7.63
Most Likely	$6.12

The most likely valuation**: $ 6.12 million**, with a lower bound of $4.6 million and an upper bound of $7.63 million.

The valuation scenarios are concluded through the **augmented market approach (AMA)**.

OPINIONS: Background and Introduction

IP MAP

1. On February 8, 2016, Nexeon MedSystems, Inc., a Delaware Corporation ("NXDE"), and Nexeon MedSystems Inc, a Nevada corporation ("NXNV") entered an "Agreement and Plan of Merger". Nexeon or NXNV was the surviving entity in the wake of the merger.
2. As part of the transaction, a total of 48 US and foreign patent assets were assigned to NXNV.
3. Among the 48 patent assets assigned, 12 have been abandoned.
4. My assignment is to determine the fair market value of the 36 patent assets held by NXNV or Nexeon.
5. To form my opinions and reach the conclusions about the fair market value, I have reviewed the following documents:

1) *Documents provided by Nexeon, including various commercialization plans, technology tutorials, and marketing materials;*
2) *Publications and data released by trade organizations, data vendors, and other entities/companies;*
3) *Nexeon SEC filings and the relevant news releases;*
4) *Various studies and researches about the development and economics of vascular access segment specifically, and medical device generally.*
5) *Commentaries and analysis about the current status quo of US patent market and patent litigation.*
6) *License royalty rates across industries published by Licensing Executives Society, ktMINE, RoyaltySources and others.*

OPINIONS: The Patent and Technology

IP MAP

1. The 36 issued US and foreign patents cover various technologies in medical devices, and teach apparatuses and methods for performing various diagnostic and therapeutic procedures.
2. The portfolio consists of 15 US patents and 21 foreign patents, which include 9 European patents, 6 Asian patents (Japan and China), 3 patents in Canada, and another 3 in Australia.
3. While most of the patents present certain innovations in systems and methods for medical devices in specific medical applications, some of them are generic and can be applied to other business areas.
4. The patented technology can be adopted in a wide range of fields of use (FOUs) or medical applications, including but not limited to,
   - *Hemodialysis;*
   - *Other applications in vascular access;*
   - *Photoactivated precision medicine;*
   - *Treatment of damaged tissues;*
   - *Others such as treatment of nerve pathway damage.*
   - *Peripheral artery disease (PAD) treatment;*
   - *Renal stent and filtration;*
   - *Drug delivery mechanisms*
   - *Treatment of infarcted myocardium;*

OPINIONS: FOUs, Technologies, and Markets (i)

IP MAP

1. The technologies covered by the Nexeon patent portfolio target a growing world market in medical devices, with a CAGR of 6.4%.


World Medical Device Market

2. Nexeon has already had several product designs in pipeline, including:
i) A drug eluting balloon (DEB) product for hemodialysis market;
ii) A balloon device or ion catheter for peripheral artery disease (PAD) treatment;
iii) A renal stenting or filtration product for renal protection; and
iv) A photoactivated precision medicine product.

3. As to be discussed later in this report, the product designs in pipeline are at their early stages of life cycles. However, each of them is positioned to capture a rapidly expanding market segment of the medical device industry.

4. As example, the first two products, the DEB and ion catheter, both based on the US 8,187,221 ("the '221 patent), are designed to address the increasing demand in hemodialysis and PAD treatment.

We map market for IP

OPINIONS: FOUs, Technologies, and Markets (ii)

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1. According to market data, the global balloon catheter market is about $2.89 billion in 2016, and will increase at a CAGR of 3.8% in the next 10 years and reach $4.19 billion by the end of 2026. Especially, the DEB catheter will witness the highest growth rate of 20% during the period. (http://www.futuremarketinsights.com/reports/balloon-catheter-market)
2. Specifically, the global market for hemodialysis was $60.3 billion in 2015, and is projected to reach $80.7 billion in 2020, a CAGR of 6%. (https://www.researchandmarkets.com/product/3392251/hemodialysis-and-peritoneal-dialysis-market-products-modality-end-users-global-forecast-to-2020.html)
3. Also, the world market of peripheral vascular interventions will see a CAGR of 7.1% from 2015 to 2022, increasing from $2.1 billion to $3.4 billion during the period. (https://healthcare.globaldata.com/media-center/press-releases/medical-devices/peripheral-vascular-interventions-market-will-climb-to-34-billion-by-2022-says-globaldata)
4. The data from angioplasty balloons market reports a similar steady growth, increasing from $1.78 billion in 2014 to $2.54 billion in 2013 at a CAGR of 4%. (https://globenewswire.com/news-release/2015/09/22/769969/10150134/en/Angioplasty-Balloons-Market-expected-to-reach-USD-2-54-Billion-in-2023-Transparency-Market-Research.html)
5. As a result, the technologies taught by the Nexeon portfolio can be very instrumental for Nexeon to compete and claim a fair share in each of the market segments.

OPINIONS: Valuation – General Descriptions

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- Based on the analysis so far in this report, it is my opinion that the patented technologies covered by the Nexeon portfolio can be employed in various medical applications across multiple market segments, and that the patents represent valuable intangible assets.
- To determine the fair market value of the patents, I take the **Augmented Market Approach (AMA),** which was developed from actual data of patent market transactions.*
- Essentially, the valuation computed from AMA would indicate the fair market value of the patents if they were sold in today's patent market.

* *Jack Lu, "An augmented market approach to patent portfolio valuation", IAM Magazine, Issue 79, September/October 2016; "Patent Portfolio Valuation As Reflected by Market Transactions: Market Dynamics and the Impact of AIA & Alice", Les Nouvelles, September 2015; and "Decompose And Adjust Patent Sales Prices For Patent Portfolio Valuation", Les Nouvelles, March 2013.*

OPINIONS: Valuation – Augmented Market Approach (i)

IP MAP

- The Augmented Market Approach (AMA) can be summarized as a three-step process:



Comparable transaction valuation based on the per patent prices derived from comparable transactions controlled for:
• size;
• technology; and
• size and technology.
Econometric model valuation based on the econometric valuation models developed from actual market transactions of patent portfolios. Major inputs include:
• number of patents and patent applications;
• patent ranking, litigation status, blocking patents or SEPs;
• tech fields and buyer/seller organisation type; and
• seller financial status, licensing-back, and brokerage involvement.
Valuation determination based on the valuations concluded from the comparable transaction method and the econometric valuation models, further adjusting for the factors specific to the seller, buyer and the subject portfolio.

OPINIONS: Valuation – Augmented Market Approach (ii)

IP MAP

Step 1 – Comparable transaction valuation

- Weighted average price and median price are calculated by controlling for technology, portfolio size, and technology & portfolio size.
- The samples of comparable transactions controlled for both technology and size are very limited. As a result, I use the Nonlinear Adjustment Factors (NAFs) derived from the econometric model to adjust the data from the samples that are in medical device technology but have dramatically different sizes from the Nexeon portfolio.
- The scenarios of valuation are shown in Table 2 below.
- Valuations based on comparable transactions: $12.30 million to $19.00 million, with a midpoint of $15.28 million.

Table 2. Valuations of Nexeon Portfolio

Based on per patent prices from comparable portfolios

USD in million	Valuations		
Selected comparables controlled for	Low End	High End	Middle Point
Size	$8.29	$16.31	$12.30
Technology	$18.19	$19.82	$19.00
Size & Technology	$9.39	$19.70	$14.54

OPINIONS: Valuation – Augmented Market Approach (iii)

IP MAP

Step 2 – Econometric model valuation

- Our econometric valuation models are highly accommodative, and can capture various features and characteristics of a patent portfolio, including different assumptions about the patent strength.
- Valuation scenarios:

1) Base scenario/Benchmark Value – assuming i) Nexeon's patent portfolio has no blocking patents; or ii) none of the patents has strategic value, or 3) none of them are litigable;

2) Premium scenarios – assuming that the portfolio contains certain blocking patents, or has patents that are litigable or of strategic value.

- It is my understanding that Nexeon will use the patented technologies to develop products that will target worldwide market, especially the European and US market. Generally speaking, US market represents about 40% of global medical device market, with Asia and Western Europe together having another 40% and the rest of world collectively taking 20%.
- The 36 patent assets in the Nexeon portfolio cover major regional markets in the world.
- Most of the foreign patents are in the same patent families as those in the US.

OPINIONS: Valuation – Augmented Market Approach (iii)

IP MAP

Step 2 – Econometric model valuation

- Table 3 presents the patent quality analysis, based only on the US patents.

- The patents were run through Patent Analyzer, an online platform for patent ranking and analysis. Overall, the portfolio has an impressively high average Qscore and a relatively plenty of remaining life term.

- There are several potentially highly valuable patents in the portfolio, with either higher than average Qscores or forward citations, or both.

Table 3. Nexeon Patents: Patent Analysis

US Patent #	Qscore	Forward Citations	Estimated Expiration Date	Remaining Life Term
7837702	78	6	12/19/2027	11.1
7651696	68	1	8/25/2020	3.8
7842304	42	0	3/23/2025	8.4
8257384	77	0	12/21/2025	9.1
7648495	75	1	5/8/2022	5.5
8187221	60	3	7/11/2028	11.7
8702744	79	0	2/26/2028	11.3
8603512	45	0	1/5/2026	9.2
8728113	85	0	12/21/2025	9.1
7338471	86	4	3/15/2025	8.4
7632262	72	2	3/5/2025	8.3
8377032	74	1	12/14/2029	13.1
8062283	66	0	10/5/2024	7.9
7819856	94	8	1/28/2027	10.2
7862551	68	1	8/17/2024	7.8
Average	71.3	1.8		9.0

Data sources:

1. Qscore, Forward citations, and estimated expiration data: Per Patent Analyzer.

2. Remaining life term: Calculated based on estimated expiration date

OPINIONS: Valuation – Augmented Market Approach (iii)

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Step 2 – Econometric model valuation

- As an example, the '221 patent can be of significant value, because it teaches a dilatation catheter for delivering a therapeutic agent within a body lumen. The patented technologies are very fundamental and could be applied to many different medical applications, including hemodialysis, PAD and CAD procedures, and various others, as discussed earlier in this report.
- As a result, it is my conclusion that the Nexeon portfolio certainly contain strong patents with premium or strategic value.
- By assuming different scenarios about the number of strategic patents, the econometric model calculates the potential valuation accordingly, which are summarized in Table 4.

Table 4. Valuations of Nexeon Portfolio
Based on Econometric Valuation Model

USD in million	Portfolio Value	Per Patent Value
Benchmark Value	$9.01	$0.250
With Strategic Value		
If 3 Strategic Patent	*$14.11*	*$0.392*
If 4 Strategic Patents	*$15.28*	*$0.424*
If 5 Strategic Patents	*$16.37*	*$0.455*
Average	$15.25	$0.424

OPINIONS: Valuation – Augmented Market Approach (iv)

IP MAP

Step 3 – Valuation determination

To determine the fair market valuation based on the valuation scenarios computed from comparable transaction valuation and from econometric model valuation, I further consider the following factors for additional adjustments:

1) The relatively patent-intensive nature of medical device technologies. Patents play an important role in this industry and patent transaction (including licensing and sales) has been an essential element of business operating in this industry;

2) The early stage of the patented technologies in their life cycles. Based on the group categorization used by Licensing Executives Society (LES) in its Global "Life Sciences" Royalty Rates & Deal Terms Survey and the associated royalty rates, the technologies covered by the Nexeon patents shall be in Group 1 (Preclinical Through IND Filed). *(Group 2: Phase I Enrolling Through Phase II Enrolling; Group 3: Phase II Completed Through Phase III Completed; & Group 4: Registration/NDA Submitted Through to Launched)*

3) The differences in royalty rates along development stages in licensing market, as reported by LES Survey and by data vendors such as ktMINE & RoyaltySource:

i) Licensing royalty rate can be doubled or even tripled for technologies in Group 3 and 4 as compared to those in Group 1.

OPINIONS: Valuation – Augmented Market Approach (v)

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Step 3 – Valuation determination

ii) Average royalty rate in medical device is reported to be 6% to 7%; and for drug delivery, about 6%; which means that royalty rate for the technologies in their earliest stage (Group 1) would be much lower.

4) The forecasted cost required for Nexeon to develop the patented technologies from its Group 1 categorization to that of Group 2 or 3;

5) The uncertainty associated with regulatory approvals. I understand that product designs in the pipeline are classified as Class II medical devices, which are required to have the 510(K) clearance from US FDA and go through similar regulatory procedures in Europe.

Table 5 presents the most likely valuation and the possible range after further adjustments are made in light of the factors listed above.

Table 5. Valuation Summary: Nexeon Portfolio

USD in million	Valuations
Lower Bound	$4.60
Upper Bound	$7.63
Most Likely	$6.12

OPINIONS: Other Relevant Topics (i)

- It is my opinion that the patent assets transacted in connection with the NXDE acquisition have a current fair market value of $6.12 million.
- I understand that the valuation I conclude in this report is higher than the $2,684,253 as reported on the balance sheet filed to SEC on June 30, 2016.
- The increase in valuation has been caused mainly by the following factors:

1) New R&D efforts since the merger (including more than half million spent to develop the products since the merger);

2) Additional R&D spending budgeted or planned for the next 24 months;

3) Further market research;

4) Development of commercialization plans;

5) Significant progress in raising additional capital; and

6) Advancement in preparing filing for regulatory clearances in US and Europe.

- Such efforts and progresses have enhanced the technology development and reduced market uncertainty, which, in turn, has increased the valuation of the patent assets.

OPINIONS: Other Relevant Topics (ii)

- As a result, it is my conclusion that the net intangible asset recorded on the balance sheet of Nexeon for intellectual property has not been impaired.
- Under US GAAP, ASC 350 does not allow revaluation of intangible assets, and requires that such assets be recorded on balance sheet at their historical costs.
- However, as Nexeon makes further progresses with the factors listed above, the valuation of the technologies covered by the patent assets is expected to increase accordingly. I recommend that Nexeon consider filing for intangible assets revaluation in Europe, where, under IAS/IFRS, revaluation of intangible assets is permitted.
- Finally, based on my review of the documents made available to me, it is my opinion that the enterprise value as reflected by the NXNV-NVDE transaction consisted overwhelmingly of the value of the patents discussed in this report:

i) There was very minimal amount of tangible or physical assets involved in the transaction;

ii) There was no materially meaningful amount of other identifiable or unidentifiable intangible assets transacted, including human capital, goodwill, and other IP assets such as trademarks, brand names, and copyrights.

iii) There was no reported In-Process R&D (IPR&D) as a result of the transaction.

iv) The valuation of the transaction had reflected the liabilities that were assumed at book value.

CONCLUSION

The fair market value of the 36 patent assets held by Nexeon is estimated to be *$6.12 million*, with a lower bound of $4.6 million and an upper bound of *$7.63 million*.

THANK YOU

IP MAP

For questions and further information, please feel free to contact:

Jack Lu, PhD, CFA

IP Market Advisory Partners (IPMAP), LLC

13785 Research Blvd, Suite 125,

Austin, TX 78750

jlu@ipmapllc.com (512) 238 3088

SSRN Author Page: http://ssrn.com/author=230071

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